Exhibit 99.1

Total Voting Rights and Share Capital

Regulatory Announcement

Irvine, CA, October 10, 2014 - The total number of common shares with a par value of $0.001 each of Kofax Limited (“the Company”) in issue as of September 30, 2014 is 97,241,594

There are 5,068,374 common shares held in treasury, and therefore the total number of common shares with voting rights in the Company is 92,173,220.

The above figure of 92,173,220 common shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

Kofax Limited

Bradford Weller

Company Secretary

October 10, 2014

Registered Office:

Clarendon House

2 Church Street

Hamilton

Bermuda HM 11

About Kofax Limited

Kofax® Limited (NASDAQ and LSE: KFX) a leading provider of smart process applications for the business critical First Mile™ of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in banking, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific.

Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

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Source: RNS Kofax

Kofax Limited - Regulatory Announcement